BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

July 22, 2024

The following changes were made in this Amendment:

Changes to Principals

Franck Bessoles– Removed as Chief Compliance Officer

Francois Rioult De Neuville– Added as Chief Compliance Officer

Changes to Schedule B, Section II Item 13B

TRADEWEB MARKETS LLC – Added as Execute or Trade entity

CITIBANK KAZAKHSTAN – Added as Custody, Clear, or Settle entity